[Simpson Thacher & Bartlett LLP Letterhead]

VIA FACSIMILE AND EDGAR

October 5, 2007

Re:	Acceleration Request for Virgin Mobile USA, Inc.

Registration Statement on Form S-1 (File No. 333-142524)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington D.C. 20549

Attn.: Derek B. Swanson

Dear Mr. Swanson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, Virgin Mobile USA, Inc., that effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m., Washington D.C. time, on October 10, 2007, or as soon as practicable thereafter.

The request of the underwriters regarding acceleration of effectiveness of the above-referenced Registration Statement will follow under separate cover.

Please call me (212-455-2948) with any questions.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman